October 11, 2018

Via E-mail
Tae-Seung Sohn
President and Chief Executive Officer
Woori Bank
51, Sogong-ro, Jung-gu, Seoul 04632, Korea

       Re:     Woori Bank
               Form 20-F for the Fiscal Year Ended December 31, 2017 Filed April 30, 2018
               File No. 1-31811

Dear Mr. Sohn:

        We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing the information you provide in response to this comment, we may have additional comments.

General

   1. On page 25, you state that you are subject to an investigation led by the U.S. Attorney's
      Office for the Southern District of New York and the New York State Office of the
      Attorney General, of certain of your transactions involving sanctioned countries under the
      U.S. sanctions and other U.S. laws. It is unclear from the disclosure here and on page F-
      120 whether the transactions under investigation involve countries other than Iran. North
      Korea, Sudan and Syria also are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls. Your Form 20-F does not include disclosure about contacts with those countries. Please describe to us the nature and extent of any past, current and anticipated contacts with North Korea, Sudan and Syria, including with their governments, whether through subsidiaries, branches or other direct or indirect arrangements. Tae-Seung Sohn
Woori Bank
October 11, 2018
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-
3470 if you have any questions about the comment or our review.

                                                          Sincerely,

                                                          /s/ Cecilia Blye

                                                          Cecilia Blye, Chief
                                                          Office of Global
Security Risk

cc:    Pamela Long
       Assistant Director
       Division of Corporation Finance